Exhibit 99.1

BRF - Brasil Foods S.A.

Public Company

CNPJ n° 01.838.723/0001-27

Rua Jorge Tzachel, 475

Itajaí - SC

PRESS RELEASE

São Paulo, Brazil, July 22, 2009 — BRF – Brasil Foods S.A., formerly named Perdigão S.A. (the “Company”), announced today that it has priced its previously announced global offering of 115,000,000 of its common shares, including common shares in the form of American depository shares (the “ADSs”), each of which represents two common shares, at R$40.00 per common share and U.S.$42.01 per ADS.  The global offering consists of an international offering of 12,313,800 common shares, including common shares in the form of ADSs, in the United States and other countries outside of Brazil and a concurrent offering of 102,686,200 common shares in Brazil, subject to adjustment pursuant to arrangements among the joint bookrunners for the international offering and the Brazilian offering.

UBS Securities LLC, J.P. Morgan Securities Inc. and Santander Investment Inc. are acting as joint bookrunners for the international offering, and Raymond James & Associates, Inc. is acting as selling agent.  The Company has granted Banco UBS Pactual S.A., one of the Brazilian underwriters, a 30-day option to purchase up to 17,250,000 additional common shares to cover over-allotments, if any.

The ADSs trade on the New York Stock Exchange under the symbol “PDA”, and the common shares trade on the São Paulo Stock Exchange under the symbol “PRGA3”.

The international offering may be made only by means of a prospectus, copies of which may be obtained by contacting: UBS Investment Bank at Prospectus Department, 299 Park Avenue, New York, New York 10171 (toll free: 888-827-7275); J.P. Morgan at Prospectus Library, 4 Metrotech Center, CS Level, Brooklyn, New York 11224 (collect call 718-242-8002); or Santander Investment at Prospectus Department, 45 East 53rd Street, New York, New York 10022 (collect 212-350-0744).

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission and is effective.  This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sales of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.